
07005456

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST CAPITAL EQUITIES, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 CUTTER MILL ROAD
(No. and Street)

GREAT NECK (City) NY (State) 11021 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
202
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID H. SCHWARTZ 516-487-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAWRENCE J. KAPLAN CPA P.C.
(Name – *if individual, state last, first, middle name*)

10 E. MAIN ST (Address) E. ISLIP (City) NY (State) 11730 (Zip Code)

PROCESSED
APR 04 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/30/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David H. Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Capital Equities, Ltd., as of December 31st, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

Linda Crulnick
Notary Public, State of New York
No. 01CI6096042
Qualified in Queens County
Commission Expires July 21, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CAPITAL EQUITIES, LTD.
REPORT ON FINANCIAL STATEMENTS
JANUARY 1, 2006 to DECEMBER 31, 2006

INDEX

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 199,265
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Unrealized increase in market value	(2,923)	
Decrease in commissions receivable	$ 2,826	
Increase in interest receivable	(2,116)	
Increase in 12B-1 Fees receivable	(1,458)	
Decrease in security deposit	3,025	
Increase in accounts payable	30	
		(618)
NET CASH PROVIDED BY OPERATING ACTIVITIES		198,647
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Tax free securities	(12,775)	
Acquisition of NASDQ Securities - net	(23,305)	(36,075)
INCREASE IN DUE FROM AFFILIATE		(3,025)
INCREASE IN CASH		159,547
Cash - beginning of year		315,464
CASH - END OF YEAR		$ 475,011

LAWRENCE J. KAPLAN, CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

First Capital Equities, Ltd.
Great Neck, New York

I have audited the accompanying statement of financial condition of First Capital Equities, Ltd. as of December 31, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Equities, Ltd., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



East Islip, New York
February 6, 2007

10 EAST MAIN STREET . SUITE 189 . EAST ISLIP . NY . 11730
TELEPHONE (631) 859-3759 . FAX (631) 859-1246

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current Assets		
Cash	$ 475,011	
Interest receivable	6,317	
12B-1 Fees receivable	14,758	
Commissions receivable	3,212	
Due from affiliate	3,025	
Total Current Assets		$ 502,323
Furniture and equipment - at cost, less $ 11,587 accumulated depreciation (Note 1)		- 0 -
Investment in NASDQ Stock (Note 2)		46,185
Investment in Municipal Bonds - at market		474,255
TOTAL ASSETS		$1,022,763

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$ 1,595	
Accrued franchise tax	425	
Total Current Liabilities		$ 2,020
Shareholder's Equity		
Common stock, no par value, Authorized - 200 shares Issued and outstanding - 100 shares	8,000	
Additional paid-in capital	2,000	
Retained earnings	1,010,743	
Total Shareholder's Equity		1,020,743
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$1,022,763

See accompanying notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

Revenues		$ 245,127
Operating Expenses (Note 2)		73,024
OPERATING INCOME		172,103
Interest income	31,877	
Realized loss on investments	(7,638)	
Unrealized increase in market value	2,923	27,162
		$ 199,265

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance - January 1, 2006	100	$ 8,000	$ 2,000	$ 811,478
Net Income for The Year	-	-	-	199,265
BALANCE - DECEMBER 31, 2006	100	$ 8,000	$ 2,000	$1,010,743

See accompanying notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income		$ 199,265
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Unrealized increase in market value	(2,923)	
Decrease in commissions receivable	$ 2,826	
Increase in interest receivable	(2,116)	
Increase in 12B-1 Fees receivable	(1,458)	
Decrease in security deposit	3,025	
Increase in accounts payable	30	
		(618)
NET CASH PROVIDED BY OPERATING ACTIVITIES		198,647
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Tax free securities	(12,775)	
Acquisition of NASDQ Securities - net	(23,305)	(36,075)
INCREASE IN DUE FROM AFFILIATE		(3,025)
INCREASE IN CASH		159,547
Cash - beginning of year		315,464
CASH - END OF YEAR		$ 475,011

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Corporation has elected, under the applicable provisions of the Internal Revenue Code and the New York State Corporation Tax Act, to be treated as a Small Business Corporation. Accordingly, no provision for taxes based on income has been made in these financial statements.

Revenues are derived primarily from commissions and fees earned upon sale of Mutual Fund investments and Insurance Contracts.

Fixed assets are stated at cost, less accumulated depreciation.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTION

The Corporation occupies space in an office leased by a related party. Occupancy and other charges, including administrative fees, totalled $ 24,000, and are included in operating expenses.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006,the Company had net capital and minimum net capital requirements of $ 948,606 and $ 5,000 respectively.

SUPPLEMENTARY SCHEDULES

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE I
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2006

The company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See the accompanying independent auditors' report and notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.

SCHEDULE II

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Computation of Net Capital

Total shareholder's equity		$ 1,020,743
Non-allowable assets:		
12B-1 Fees receivable	$ 14,758	
Other	3,025	
		17,783
		1,002,960
Haircut - Municipal Bonds	$ 47,426	
- NASDQ Stock	6,928	54,354
NET CAPITAL		$ 948,606

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 134
Minimum net capital requirements of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
EXCESS NET CAPITAL	$ 743,606
EXCESS NET CAPITAL AT 1000%	$ 748,404

Computation of Aggregate Indebtedness

Total A.I. liabilities	$ 2,020
Ratio of aggregate indebtedness to net capital	.0001

See the accompanying independent auditors' report and notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE III
RECONCILIATION PURSUANT TO RULE 17a-5(d)(a)
DECEMBER 31, 2006

Reconciliation of the computation of net capital pursuant to Rule 15c3-1 with the corresponding computation contained in the unaudited part IIa filing of Form X-17A-5 as of December 31, 2006

Net capital per computation contained herein	$	948,606
Net capital per computation contained in Part IIa of Form X-17A-5		944,767
INCREASE IN NET CAPITAL	$	3,839

INCREASE IN NET CAPITAL

Decrease in 12B-1 receivable	$	1,916
Decrease in other assets		1,325
Increase in commissions receivable		598
INCREASE IN NET CAPITAL	$	3,839

See the accompanying independent auditors' report and notes to financial statements.

LAWRENCE J. KAPLAN, CPA, P.C.

SCHEDULE IV

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

First Capital Equities, Ltd.
Great Neck, New York

I have audited the financial statements of First Capital Equities, Ltd. as of and for the year ended December 31, 2006 and have issued my opinion thereon dated Februaru 6, 2007. As part of my audit, I have made an evaluation of the internal control structure of First Capital Equities, Ltd. in effect at December 31, 2006. My evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included the accounting system, and the procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The company is exempt from compliance with Rule 15c-3 and no facts came to my attention indicating that such conditions for exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purpose of my study and evaluation were to determine the nature, timing, and extent of auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of First Capital Equities, Ltd. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for other purposes.

Lawrence J. Kaplan, CPA, P.C.

East Islip, New York
February 6, 2007

END

10 EAST MAIN STREET . SUITE 189 . EAST ISLIP . NY . 11730
TELEPHONE (631) 859-3759 . FAX (631) 859-1246